2003 ANNUAL REPORT



Banta

Who we are

Banta is a technology and market leader in printing and supply-chain management. Banta provides leading publishers and direct marketers with a comprehensive combination of printing and digital imaging solutions, including advanced digital content management and e-business services. Banta's global supply-chain management businesses provide a wide range of outsourcing capabilities to the world's largest companies. Services range from materials sourcing, product configuration and customized kitting to order fulfillment and global distribution. Banta's healthcare segment offers a broad range of single-use products to the medical and dental markets.

PROCUREMENT / INBOUND LOGISTICS > **ASSEMBLY** > **FULFILLMENT / DISTRIBUTION**

Supply-Chain Management Solutions

Banta helps customers apply advanced supply-chain management strategies and services to needs ranging from materials management to customized kitting, product testing, fulfillment and distribution. Facilities in North America, Europe and Asia provide integrated services for executing global programs.

> **TECHNOLOGY MANUFACTURING**

- Software
- Computer Hardware
- Peripherals

> **COMMUNICATIONS & NETWORKING INDUSTRY**

- Network Systems & Components
- Telecommunications

> **MEDICAL PRODUCT MANUFACTURING**

- Medical Devices
- Pharmaceuticals

Healthcare Solutions

Medical and dental providers turn to Banta for an extensive line of disposable products including paper, gauze and film-based items. Among Banta Healthcare's products are patient exam gowns, dental bibs, gauze sponges and thermometer sheaths.

> **MEDICAL HEALTHCARE**

- Hospitals & Acute Care Facilities
- Extended Care & Nursing Home Facilities
- Physicians' Offices

> **DENTAL HEALTHCARE**

- Dental Offices
- Dental Schools

Banta at a glance

How we add value

Banta's unique business model provides a complete value chain of integrated, technology-driven solutions, beginning with creative design and spanning the customer's entire production and distribution workflow. Banta helps customers lower costs and increase production cycle speeds in each link of the value chain, while continuing to meet the most stringent quality requirements.

CREATIVE / DESIGN > **CONTENT MANAGEMENT** > **MANUFACTURING**

What we do

BOOKS < **MAGAZINES** < **EDUCATIONAL MATERIALS** <

BOOKS
- Adult & Juvenile Trade
- Business & Professional
- Technical & Scientific
- Religious

MAGAZINES
- Associations
- Alumni & Fraternal
- Religious
- City & Regional
- Business & Trade
- Consumer Special Interest

EDUCATIONAL MATERIALS
- Preschool
- Elementary
- High School
- College
- Adult Education

Publishing Solutions

Banta's history in the publishing sector spans more than 100 years. With an eye for profitable niche markets, Banta serves publishers through focused facilities that provide design, premedia, printing and binding services as well as packaging, fulfillment and distribution.

CATALOGS < **DIRECT MARKETING** <

CATALOGS
- Consumer Specialty
- Retail
- Business
- Manufacturers
- Wholesale Distributors

DIRECT MARKETING
- Agencies
- Financial Services
- Publishers
- Packaged Goods
- Retail
- Pharmaceuticals
- Telecommunications

Marketing Solutions

Catalogers and direct marketers rely on Banta to help execute targeted marketing campaigns requiring high levels of personalization and customization. Banta's capabilities also allow customers to integrate multiple communication channels for greater response and cost efficiencies.

Collaboration Solutions Performance Passion Opportunities

Serving global customers in today's information marketplace requires companies to be multi-dimensional, offering more products, more services and more benefits than competing sources. Banta's employees not only provide a comprehensive, integrated product and service suite, but they also excel in other critically important areas – collaborating with clients, creating innovative solutions, raising performance levels, identifying growth opportunities and demonstrating unmistakable passion for their work.

Financial Highlights

Dollars in thousands (except per share amounts)	2003	2002	% Change
STATEMENT OF EARNINGS			
Net sales	**$ 1,418,497**	$1,366,457	3.8%
Net earnings[1]			
After special charges	**46,614**	43,799	6.4
Before special charges	**60,116**	60,147	(0.1)
PER SHARE			
Diluted earnings per share of common stock[1]			
After special charges	**$ 1.81**	$ 1.71	5.8%
Before special charges	**2.34**	2.35	(0.4)
Dividends paid per common share	**0.66**	0.64	3.1
Stock price range	**27.00 – 41.06**	29.30 – 38.91	
BALANCE SHEET			
Long-term debt, excluding current maturities	**$ 92,712**	$ 111,489	(16.8)%
Shareholders' investment	**513,429**	453,113	13.3

[1] Reconciliation of net earnings and diluted earnings per share of common stock before and after special charges are detailed on page 40 of this Annual Report to Shareholders.

To our shareholders

Banta has long held the conviction that the talent and dedication of our employees creates our Corporation's greatest competitive advantage. This year's Annual Report reflects that conviction. In 2003 our employees' search for opportunities, passion for business and development of collaborative solutions with our customers resulted in Banta's solid financial performance and the continued creation of substantial shareholder value.

The year began with the most challenging print environment in decades, coupled with a sluggish technology sector upon which our Supply-Chain Management business depends. Despite this inhospitable economy, Banta delivered strong results by leveraging our:

- Business diversity, which combines our strong niche market-oriented Print Sector with a high-potential Supply-Chain Management Sector and a solidly profitable Healthcare division.
- Culture of operational discipline and reputation for execution.
- Modern, cost-effective manufacturing platforms.
- Exceptionally strong balance sheet.

In 2003, sales increased 4 percent to $1.42 billion – a significant accomplishment in a difficult economy. Net earnings, including special charges, were $46.6 million compared with 2002's $43.8 million. Excluding these charges, our earnings equaled last year's results at $60.1 million, and earnings per diluted share were $2.34, within a penny of Banta's record of $2.35[1]. These results surpassed both our primary competitors and the general U.S. manufacturing sector.

During the year we kept tight controls on costs throughout the Corporation and accelerated our growth-oriented capital investments. We also reduced debt by $19 million, bringing our debt-to-total capital ratio to 18 percent, affording us significant strength for continued investment in our future growth.



Stephanie A. Streeter
President and
Chief Executive Officer

Donald D. Belcher
Chairman of the Board

The primary contributor to Banta's positive 2003 performance was our Supply-Chain Management Sector, which achieved a 23 percent sales increase while driving operating earnings up 29 percent. This business continues to gain significant sales momentum by combining strong productivity improvements, strengthening relationships with major global customers and winning new clients.

Although our Print Sector faced challenges from a soft economy and continued pricing pressure, 2003 print sales nearly equaled the prior year, declining only 2 percent. Operating earnings, however, were 24 percent lower, influenced by extremely competitive pricing, softness in direct marketing, decreased educational work and costs associated with our consumer catalog division's major modernization program. Banta's specialty publications business delivered strong results in 2003, as did our Fulfillment Services operations, and we are encouraged by the strengthening of order patterns across our print platform as we enter 2004.

2003 initiatives

Overall, 2003 was a year in which Banta not only delivered solid operating results, but also took several significant steps to position ourselves for the future. During the year we:

- Restructured and modernized our catalog business, positioning us with the capacity, efficiency and focus to be a world-class competitor in this market.
- Consolidated our Dublin, Ireland, Supply-Chain Management facility into other operations for improved utilization and scale.
- Expanded our Fulfillment Services platform by 700,000 square feet to create added capacity and capabilities for continued strong growth.
- Began implementation of administrative workflow systems to improve productivity of our non-production labor and drive other efficiencies.
- Continued to strengthen our talent base by implementing a companywide, world-class management resource and succession planning process, supported by new training and recruiting tools.
- Dramatically improved our safety and environmental programs to ensure the health and welfare of our employees and to continue as a good neighbor in the communities where we operate.

Strategic direction

During the year we spent considerable time developing and refining a system of management to link our strategic planning, annual planning, quarterly and monthly business reviews with qualitative and quantitative metrics gathered internally and externally. This critical process allows us to:

- Focus our human and financial resources on those businesses with the greatest competitive advantages and potential for growth.
- Foster an obsession with attaining excellence and best-in-class efficiency and effectiveness in all critical functions.
- Invest in infrastructure and technologies to broaden our value chain.
- Expand our ability to provide external solutions for our customers.



2003 Highlights

- **Net sales increased 4 percent**
- **Net earnings before special charges matched last year's record $60.1 million**
- **Print Sector sales nearly equaled the prior year, despite a soft economy and pricing pressures**
- **Supply-Chain Management Sector reported record sales and operating earnings**
- **Continued strong cash flow generated**
- **Shareholders' investment increased 13 percent**
- **Total debt reduced nearly 15 percent**

Corporate news

2003 was also a year of retirements, promotions and new additions, which have allowed us to add significant breadth and depth to Banta's senior leadership team. In April, Executive Vice President Ronald J. Musil retired after 16 years of dedicated service and significant contributions. In mid-year, Mark W. Deterding was promoted to the role of President, Catalog Group following 15 years advancing through a variety of increasingly responsible operational leadership positions, primarily in our Publications Group. In August, Geoffrey J. Hibner became Banta's Chief Financial Officer. Geoff's background includes service as Chief Financial Officer for two mid-cap publicly held companies, and he brings us a wealth of experience, including international operations and acquisitions. And, most recently, Michael B. Allen joined Banta as Print Sector President overseeing all print operations. Mike joined us from a similar position at RR Donnelley.

The Board of Directors is also undergoing change. In July of 2003, Paul C. Reyelts, Senior Vice President and Chief Financial Officer of The Valspar Corporation, joined our Board. Mr. Reyelts, who serves on Banta's Audit Committee, brings exceptional strengths in financial and control activities, as well as deep and relevant experience in mergers and acquisitions, particularly in Europe and Asia.

In December, we reluctantly accepted the resignation of Ursula M. Burns, Senior Vice President and President of Business Group Operations at Xerox Corporation. Ms. Burns served ably as a Director, and we thank her for her valuable service.

Richard L. Gunderson, former Chairman and Chief Executive Officer of Aid Association for Lutherans (now Thrivent Financial for Lutherans) is retiring from the Board in April 2004 following 10 years of exceptional service to Banta. Mr. Gunderson has been an extremely active and particularly valuable member of our Board. He served on all key Board Committees during his tenure, and has provided

Members of Banta Corporation's senior leadership team are, from left, Terry Margolis, President, Supply-Chain Management and Healthcare Sectors; Dan Thornton, Senior Vice President, Book Group – Fulfillment Services; Dennis Meyer, Vice President, Marketing and Planning; Frank Rudolph, Vice President, Human Resources; Michael Allen, President, Print Sector; James Cyze, President, Direct Marketing Group; Peter Hanson, President, Publications Group; Stephanie Streeter, President and Chief Executive Officer; Geoffrey Hibner, Chief Financial Officer; Kevin McNamara, Executive Vice Pesident, Healthcare Group; Addis Hilliker, Vice President, Corporate Supply-Chain Management; Ginger Jones, Vice President, Corporate Controller; Robert Kreider, President, Book Group; Sara Armbruster, Director of Business Development; Mark Deterding, President, Catalog Group; Ronald Kneezel, Vice President, General Counsel and Secretary; and Patrick Keohane, President, Supply-Chain Management Group.



an especially steady and knowledgeable hand as Chairman of the Audit Committee since 2001. Mr. Gunderson's thoughtfulness, strength and keen insight will be greatly missed.

And, in keeping with the bylaws of the Corporation, April 2004 will also mark the full passing of Banta's top leadership baton following an orderly succession process. Donald D. Belcher will retire as Chairman of the Board and Stephanie A. Streeter will become Chairman as well as Chief Executive Officer of the Corporation. Both of us are excited about this change, and proud of the seamless transition process which provides stability and a foundation for Banta's continued growth and success.

Outlook

We look forward to 2004 with enthusiasm and anticipation. The strength of the economy seems to be improving, and all of our businesses are well positioned to capitalize on growth opportunities. Our organization continues to gain in capability, creativity, courage and commitment. We expect that revenues in 2004 can grow in the low- to mid-single-digit range and diluted earnings per share can grow in a high-single to low-double-digit range compared to 2003's results, before last year's special charges. We anticipate no special charges in 2004.

We're pleased with our 2003 results in a tough economy. As we start 2004 we have implemented many important initiatives to improve growth and productivity, championed and executed by Banta's strongest competitive advantage – our people. We firmly believe the long-term future for Banta is bright and vibrant. Thank you for your continued support.

Sincerely,

Stephanie A. Streeter
President and Chief Executive Officer

Donald D. Belcher
Chairman of the Board

February 13, 2004

IN APPRECIATION



On April 27, 2004, Donald D. Belcher will officially retire as Chairman of the Board of Directors, concluding nearly a decade of Banta Corporation leadership. He joined Banta September 1, 1994, as President and Chief Operating Officer, becoming Chief Executive Officer January 1, 1995. Four months later he was elected Chairman of the Board.

Don's imprint on Banta Corporation during the years he served as Chief Executive Officer – from January 1995 through September 2002 – is significant. Under his direction, Banta diversified its business platform and became a multidimensional industry leader, significantly strengthening its presence in the Print Sector, while creating and rapidly expanding its Supply-Chain Management Sector on a worldwide scale. The execution of his vision – to become a recognized global leader in the capture, management and distribution of our customers' information – has established a great business platform on which to build.

Don, on behalf of all Banta employees, thank you for your leadership, dedication, enthusiasm and inspiration.

Stephanie A. Streeter
President and Chief Executive Officer

Governance

CORPORATE GOVERNANCE & ETHICS

For more than a century, sound corporate governance and ethics have been firmly engrained in Banta's culture. Employees at every level have long embraced integrity as the foundation of trust that allows Banta to achieve its goals and fulfill the company's responsibility to shareholders and stakeholders.

Our values begin with the statement "integrity and honesty in everything we do." Throughout the organization, we emphasize open lines of communication and transparency, and we stress the application of honesty and common sense in all of our business judgments.

This year Banta's senior management and our Board of Directors have worked diligently to formalize and codify the good corporate governance we have always practiced. We are in compliance with all Securities and Exchange Commission, New York Stock Exchange and Sarbanes-Oxley requirements.

However, regulations alone do not create good corporate governance. Banta actively promotes values-based leadership focusing on performance, accountability and commitment to our customers, employees, shareholders and communities. This emphasis on integrity and values provides a sound base for Banta's entire business philosophy, which stresses exceptional service to our customers, the delivery of long-term returns to our shareholders, providing a safe and healthy work environment for our employees, and making a difference in the well-being of the communities in which we conduct business.

BOARD OF DIRECTORS



Jameson Adkins Baxter
President of Baxter Associates Inc.

Donald D. Belcher
Chairman of the Board of Banta Corporation

John F. Bergstrom
Chairman and Chief Executive Officer of Bergstrom Corporation

Henry T. DeNero
Former Chairman and Chief Executive Officer of HomeSpace, Inc.

Richard L. Gunderson
Retired Chairman of Aid Association for Lutherans

Paul C. Reyelts
Senior Vice President and Chief Financial Officer of The Valspar Corporation

Ray C. Richelsen
Retired Executive Vice President of 3M's Transportation, Graphics and Safety Markets

Stephanie A. Streeter
President and Chief Executive Officer of Banta Corporation

Michael J. Winkler
Executive Vice President and Chief Marketing Officer, Hewlett-Packard Company

Collaboration.

Meeting demands for information where, when and how recipients want to receive it requires collaborating in unprecedented ways. In the best relationships, systems blend seamlessly together, eliminating barriers, integrating systems and processes, and allowing two organizations to effectively function as one. Creating sense-and-respond systems is a Banta hallmark. Banta also excels at collaborating with clients, consistently demonstrating the ability to listen to a customer's needs, analyze the best options available and work together in creating world-class communication programs.



AT&T WIRELESS

As a leading provider of advanced wireless voice and data services for consumers and businesses, AT&T Wireless creates and distributes large quantities of point-of-sale collateral, publications and other customer-focused literature. To streamline a cumbersome fulfillment system, AT&T Wireless invited Banta to recommend a solution. Collaborating with AT&T Wireless employees from California to New Jersey, the Banta team applied its world-class supply-chain management, print and fulfillment capabilities to the issues. The solution centralized AT&T Wireless' print fulfillment and distribution at Banta's Plover, Wis. facility, supported by several Banta print facilities. Internet-based ordering and tracking, improved proximity of manufacturing and a consolidated vendor base now combine to significantly reduce cycle time and total costs for AT&T Wireless.

Multiple Banta operations collaborate to serve AT&T Wireless. Representing the various Banta service teams are, from left, Steve Rhodes, Production Services Manager, Direct Marketing – Minneapolis; Scott Rosenlund, Sales Support, PreMedia Services – Minneapolis; Liz Baker, Account Manager, Direct Marketing – Minneapolis; Chuck Weber, Vice President and General Manager, Direct Marketing – Minneapolis; Tim Pappin, Materials Manager, Global Turnkey – Plover; Chip Fuhrmann, Market Segment Vice President, Book Group – Minneapolis; Mike Harman, Account Manager, Book Group – New York; Jane Helmrick, Account Manager, Global Turnkey – Plover; Dan Thornton, Senior Vice President, Book Group – Fulfillment Services; and Ferguson Neale, Director of Business Development, Book Group – Kent, Wash.



Solutions. Marketing challenges abound in today's dynamic business environment. Success requires solutions that go beyond convention, demonstrating creativity and resourcefulness. Banta stands apart in its ability to provide multiple solutions from a single source. Our unique business model offers a variety of premedia services, from design capabilities to digital workflow plans that prepare customers' content for print or electronic channels. We can output the data in virtually any physical or electronic format required and then apply a complete range of global business processes and project management services, from procurement, track and trace, and assembly to worldwide distribution and customer care.

RELIABLE AUTOMOTIVE

Reliable Automotive has an 80-year history of leadership in the wholesale distribution of automotive parts and accessories. With growth comes challenges, and marketing more than 100,000 SKUs requires innovative solutions. Starting with a three-year contract for catalog production, Banta and Reliable began working on more far-reaching solutions. A recently signed five-year contract now encompasses an Internet-based content management system for multichannel marketing applications; the complete outsourcing to Banta of all print, digital photography and creative design; an online proofing solution; paper management; and a distribution program that enables more precise mail tracking. Banta also provides customer service onsite at Reliable. The company estimates a 20 percent to 25 percent cost savings in creative services alone, but more importantly, reduced cycle time and greater efficiencies translate to better marketing, increased sales and a positive impact on the bottom line.


FINDING NEMO
HOLLYWOOD
benefit
jostens
smiles AND PLACES
South Carolina
Smiling Faces. Beautiful Places.
3M
Post-it Super Sticky
KOHLER
MeetingsMedia
c.w.d
Rockwell Automation
C·W·D kids
DC VELOCITY
Lubrication & Fluid Power
SIEMENS
MOTOROLA
Sprint
NewLine Management
Source
1-800-521-9969
reliable
1000 GARDENING QUESTIONS
BE THE DREAM
WORKMAN
Chocolate Cake Doctor
NETGEAR
hp
VIRGO publishing inc.
LEXMARK
Kindergarten
Reading


BANTA

Performance.

Nothing predicts a company's marketplace success like performance. Get it right and customers come back for more. Get it wrong and they quickly find an alternative source. Leading companies in a wide range of market niches depend on Banta's technology, innovation and skilled personnel to keep their communication programs performing at the highest possible levels. Banta's significant capital investments provide the latest equipment to reduce production cycle times and lower costs, while an ongoing commitment to staff training ensures the skills necessary for optimum performance.

NETWORK COMMUNICATIONS, INC.

Network Communications, Inc. (NCI), one of the country's largest multimedia companies, is the leading North American publisher and provider of printed and online real estate information. With an in-house facility dedicated to producing its flagship publication, *The Real Estate Book®*, NCI asked Banta to print and distribute new specialty titles that would further advance the company's market position. Taking a partnership approach, Banta shared high-performance technology that not only allowed for optimum production of the ancillary publications, but also contributed to improved performance within NCI's plant. Completely digital workflow, enhanced by Banta's e-merge™ Internet communications service, now connects Banta and NCI through a convenient, streamlined process.

Head Press Operator Pat Heinen checks freshly printed paper streaming through the new high-speed web press at Banta Catalog – Minneapolis.

Passion. Getting the job done just isn't enough today. You have to exude true passion for your work – collectively and individually – to be an industry leader. Banta employees worldwide have tremendous zeal for serving customers – a genuine fervor for thinking creatively and nimbly to find better ways to accomplish tasks. Our focus is so intense that customers often feel like they are our only customer. The passion to serve, think creatively, innovate and exceed expectations doesn't happen by accident. It's the result of Banta's customer-focused culture, careful employee selection, thorough training and passion for mutual success that makes Banta the right choice as a business partner.

THE KOHLER CO.

Kohler Co. is a global leader in plumbing products with a diverse portfolio of respected brand names and operations on six continents. Banta and Kohler have a business relationship that spans more than 12 years and continues to grow in both breadth and depth. The extraordinary success of the relationship is the direct result of employees at both companies who share a passion for achieving the highest possible performance levels. Banta serves multiple divisions of the Kohler Co., with employees onsite providing project management solutions for product labels and marketing literature fulfillment, in addition to supplying a wide variety of catalog and direct mail printing services.

A passion for achieving business excellence defines the Banta/Kohler relationship. Among the team members working to maximize performance are, from left, Scott Rinden, Senior Account Executive, Book Group; Larry Neustel, Manager-Production Services, Communications, Kohler Co.; Bill Sommer, Onsite Account Executive, Book Group; Mark Lustig, Corporate Purchasing, Kohler Co.; and Sheryl Povalski, Manager-Exhibit Display and Fulfillment, Communications, Kohler Co.





Opportunities. Even the most challenging economic times provide growth opportunities to companies with vision and an entrepreneurial spirit. Banta's ability to prosper for more than 100 years is attributable in no small part to the ability to think and act opportunistically. Through a supportive environment that continues today, Banta employees are able – and encouraged – to aggressively seek new opportunities to provide vital services to clients. Developing an innovative, Internet-based tool to manage large-scale print and promotion programs is just one example.

3M

3M is a diversified technology company that takes pride in a long history of developing innovative and practical solutions for its customers. 3M suppliers are expected to seize business opportunities and perform at world-class levels. 3M chose Banta from an initial field of over 50 companies to provide a more effective process for producing and distributing marketing literature and product samples. Banta's solution, which meshes well with 3M's Six Sigma approach, includes sophisticated, Internet-based ordering and inventory tracking, as well as the integration of on-demand digital print and customized kit assembly, fulfillment and distribution. 3M believes that Banta's technology-driven solution will deliver significant cost savings during every phase of the process, while increasing the satisfaction of users.

Five-year summary of selected financial data

Not covered by report of independent auditors

Dollars in thousands (except per share amounts)	2003	2002	2001	2000	1999
SUMMARY OF EARNINGS[1]					
Net sales	**$1,418,497**	$1,366,457	$1,457,935	$1,537,729	$1,315,278
Net earnings[2]:					
After special charges	**46,614**	43,799	49,997	58,743	16,010
Before special charges	**60,116**	60,147	57,497	58,743	54,510
Diluted earnings per share of common stock[2]:					
After special charges	**1.81**	1.71	2.01	2.35	.59
Before special charges	**2.34**	2.35	2.31	2.35	2.01
Dividends paid per common share	**.66**	.64	.61	.60	.56
FINANCIAL SUMMARY					
Working capital	**304,315**	274,368	188,866	166,356	110,508
Net plant and equipment	**286,347**	277,971	324,984	344,261	327,350
Total assets	**886,023**	805,264	788,046	854,524	773,344
Long-term debt, excluding current maturities	**92,712**	111,489	130,981	179,202	113,520
Interest expense	**8,420**	11,343	13,720	16,754	12,362
Shareholders' investment	**513,429**	453,113	407,278	370,912	353,775
Book value per share of common stock[3]	**19.91**	17.95	16.47	15.10	13.70

[1] 2003 comprised 53 weeks, all other years comprised 52 weeks.

[2] Reconciliation of net earnings and diluted earnings per share of common stock before and after special charges are detailed on page 40 of this Annual Report to Shareholders.

[3] Book values per share of common stock are based on shares outstanding at year-end.


SHAREHOLDERS' INVESTMENT
(Dollars in thousands)
$353,775
$370,912
$407,278
$453,113
$513,429
1999
2000
2001
2002
2003


DIVIDENDS PAID PER COMMON SHARE
$0.56
$0.60
$0.61
$0.64
$0.66
1999
2000
2001
2002
2003

Management's discussion and analysis

Overview

Banta Corporation (the "Corporation") operates in three business segments, print, supply-chain management and healthcare. The Corporation's print segment provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers. Products and services in this segment include books, catalogs, publications, product brochures, literature management services, educational materials and e-business services. The Corporation's global supply-chain management businesses provide a wide range of outsourcing capabilities, primarily to the world's largest technology companies. Services range from materials sourcing, product configuration and customized kitting, to order fulfillment and global distribution. The Corporation's healthcare segment produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

Results for 2003 included the following:

- Improved results in both revenues and earnings per share compared with the prior year
- A difficult year for the print segment, with reductions in both revenues and operating earnings compared with the prior year
- Excellent performance in the supply-chain management segment, with record revenues and operating earnings
- Continued growth in revenues and operating earnings within the healthcare segment
- Completion of a $17 million restructuring program in the print and supply-chain management segments

Net sales for 2003 were $1.42 billion, a 4% increase from the prior-year sales of $1.37 billion. Operating earnings in 2003 were equal to the prior year. Revenues and operating earnings in the print segment declined, while revenues and operating earnings increased in both the supply-chain management and healthcare segments. The Corporation's net earnings were $46.6 million for 2003, 6% higher than the $43.8 million in 2002. Diluted earnings per share were $1.81 in 2003 compared with $1.71 in the prior year.

Special charges were $21.6 million in 2003 and $26.8 million in 2002. Special charges in 2003 included $17 million in restructuring and $4.6 million in litigation settlement charges. Special charges in 2002 related to a non-cash asset impairment.

The print segment accounted for approximately 68% of the Corporation's total revenue in 2003. Factors monitored by management in this segment include:

- Economic conditions in the United States, particularly advertising and promotional spending. This spending directly impacts three of the four operating units in this segment, namely direct marketing, publications and catalogs. Key indicators in this area include capital spending by businesses, general advertising spending and advertising pages printed, which is tracked by several publishing organizations. Each of these factors was down in 2003, which was reflected in reduced print segment revenue.
- The level of educational spending in the United States, which directly impacts the book operating unit. Educational spending is dependent on both the general level of budgetary appropriations for educational materials by state and local governments and the rate of adoption of new materials. Educational spending and adoptions were down in 2003, as was revenue in the book operating unit.
- Trends in outsourcing non-core activities by corporations, which impact sales in the Corporation's literature management programs. Increased outsourcing activity has resulted in higher sales in the Corporation's literature management programs in recent years.
- Trends in foreign sourcing of printed materials. To date, these trends have not had a significant impact on revenues.
- Paper pricing, which has had a significant impact on this segment in prior years. Paper prices are influenced by world pulp prices, capacity utilization and the value of the dollar in comparison to other currencies. Paper prices decreased by 2% in 2003 and by 10% in 2002, with a minimal impact on revenues in 2003.

The supply-chain management segment accounted for approximately 25% of the Corporation's revenue in 2003. Factors monitored by management in this segment include:

- The performance of the segment's significant customers. These customers primarily sell hardware, consumer software, and communications and networking equipment. The Corporation provides a customized service to each customer and makes significant commitments in technology and location of facilities. Performance by these customers, and the continuation of these relationships, has a significant impact on this segment. Improved 2003 performance by these customers was reflected in the increased revenues in this segment in 2003.
- The general level of spending within the economy on technology, and the mix of that spending. Spending in this sector of the economy appeared to be increasing during 2003, and was reflected in the increased revenues in this segment.
- Trends in outsourcing non-core activities by corporations. Increased outsourcing activity resulted in higher sales in this segment in recent years.

The healthcare segment accounted for approximately 7% of the Corporation's revenue in 2003. The key factors monitored by management in this segment include sales growth of major healthcare distributors, raw material prices and the general trend in healthcare spending.

Net sales

2003 COMPARED WITH 2002

Print segment net sales of $959 million for 2003 were $18 million, or 2%, lower than the prior-year total of $977 million. The decrease in print segment net sales was related to economic trends in the printing industry, including reduced educational spending, and lower advertising and promotional spending. Several of the Corporation's major print customers chose to supply their own paper in 2003, which further reduced sales since the cost of paper, when supplied by the Corporation, is passed through to the customer. In addition, print segment sales continue to be impacted by a very competitive pricing climate resulting from excess capacity in the industry.

Net sales for the print segment operating units, as a percent of total print segment sales, were as follows:

	2003	2002	2001
Book	**36%**	37%	33%
Catalog	**22**	22	22
Direct Marketing	**20**	19	22
Publications	**20**	18	19
Other	**2**	4	4
	100%	100%	100%

Book operating unit revenues for 2003 were approximately 9% lower than the prior year due to a few major customers who supplied their own paper and lower educational spending. The direct sourcing of paper by customers accounted for approximately 65% of the decrease in net sales from 2002 to 2003. The remaining decrease was the result of delayed spending on educational materials because of reduced state budget appropriations, and fewer adoptions of new educational materials.

Catalog operating unit revenues decreased by 7% in 2003. Approximately 45% of the decrease was related to sales that were transferred to other Banta plants as a result of the restructuring activity in 2003. The remaining decrease was due to the loss of sales from business-to-business catalogs normally printed on a two-year cycle, with 2003 as the off year. Sales of direct marketing materials were approximately 4% below the levels of the prior year due to reduced advertising and promotional spending and very competitive pricing in the commercial print market. In the publications operating unit, sales increased by 9% primarily as the result of increased market share. Despite the high incidence of magazine attrition and the competitive operating environment within the magazine market, the Corporation in 2003 increased the number of magazines it prints to over 925 titles.

Supply-chain management segment sales were $359 million in 2003, an increase of 23% from 2002. Of this increase, $19 million was related to the increased value of local currencies in comparison to the dollar. The remaining increase was the result of a recovery in technology spending in 2003 and increased outsourcing of non-core activities, which drove the significant increase in demand for products and services by the Corporation's major technology customers.

Healthcare segment sales for 2003 of $100 million were 4% above the prior year, primarily as a result of increased sales to several large distributors of healthcare products.

2002 COMPARED WITH 2001

Print segment net sales of $977 million for 2002 were $32 million, or 3%, lower than the prior-year total of $1.0 billion. The decrease in print segment net sales was primarily related to lower paper prices during 2002 compared with the prior year, which reduced sales by approximately $30 million. For the full year, paper prices decreased on a composite average by approximately 10%. Paper prices are influenced by world pulp prices, capacity utilization and the strength of the dollar. As is customary in print markets, the customer generally absorbs fluctuations in paper prices. In addition, print segment sales were impacted by a very competitive pricing climate resulting from excess capacity in the industry.

Book operating unit revenues for 2002 were approximately 3% higher than the prior year due to strong activity in the educational market and expansion of literature management activities. The trend toward customized textbooks, which results in shorter run lengths, increased versioning and just-in-time delivery, is consistent with the book operating unit's manufacturing capabilities. These capabilities also support the Corporation's literature management services, which are expanding to serve a broader range of customers, including healthcare, telecommunications, retail and financial services businesses. These trends helped to offset the impact of lower paper prices in the book market.

Catalog operating unit sales decreased slightly in 2002 due to paper price reductions. Sales of direct marketing materials were approximately 12% below the levels of the prior year due to significantly reduced advertising and promotional spending, lower paper prices and the dampening effect of a postal increase. Retailers, consumer package goods companies and several financial service companies reduced both the number of mailings and amount of pieces mailed. At the same time, commercial print price levels were driven down by excess industry capacity. In the publications operating unit, sales were also slightly lower due to a reduction in magazine page counts resulting from a weak advertising environment and an unusually high incidence of magazine attrition. On average, page counts for the Corporation's customers were approximately 10% lower than the prior year. In any given year, page count levels tend to vary based on economic growth trends. Despite the high incidence of magazine attrition and the operating environment within the magazine market, the Corporation increased the number of magazines it prints to nearly 900 titles, an increase of 8% over the prior year.

Supply-chain management segment sales were $293 million in 2002, a decrease of 15% from 2001. Softness in the technology sector exerted downward pressure on revenues in this segment during 2002.

Healthcare segment sales for 2002 of $97 million were 6% below the prior year, due to lower prices realized on foreign-sourced products.

Earnings from operations

2003 COMPARED WITH 2002

Earnings from operations for 2003 were $81.6 million, equal to the prior year. Special charges, which are discussed in more detail below, were $21.6 million in 2003 and $26.8 million in 2002. Gross margins on a corporatewide basis decreased from 22.2% in 2002 to 21.5% in 2003, due to increased pricing pressure throughout the print segment and additional costs incurred in the catalog operating unit during the restructuring activities. Both the supply-chain management and healthcare segments had improved earnings from operations in 2003 compared with 2002, while the print segment earnings were below the prior year.

Print segment earnings from operations for 2003 were $54.7 million, 24% lower than the prior year's $72 million. Operating margins for the print segment were 5.7% for 2003 compared with 7.4% during 2002. Special charges were recorded in both years, $12 million in restructuring charges in 2003 and $16 million in non-cash impairment charges in 2002. Excluding the impact of the special charges, the reduction in 2003 print segment earnings was primarily the result of reduced operating earnings from the catalog operating unit, which were negatively impacted by the costs of relocating existing equipment and placing new equipment in service during the restructuring actions in 2003. This unit had reduced operating earnings compared to the prior year of $14 million. The remaining $7 million decrease was the result of continued pricing pressures throughout the print segment, particularly in the direct marketing operating unit.

Earnings from operations for the supply-chain management segment increased to $35.8 million in 2003 compared with $27.8 million in 2002 and operating margins increased to 10% compared with 9.5% in the prior year. This improvement in operating margin was primarily due to a higher proportion of value-added content in the product mix. Earnings from operations were reduced during 2003 by restructuring charges totaling $5 million.

Healthcare earnings from operations for 2003 were $12.1 million compared with the prior year's $10.3 million. Operating margins for 2003 were 12% compared with 10.6% for 2002. Improvements in operating margins were the result of improved productivity and cost-containment initiatives.

2002 COMPARED WITH 2001

Earnings from operations during 2002 were $81.6 million, a reduction of 25% from the $108.4 million in 2001. Gross margins increased from 20.4% in 2001 to 22.2% in 2002. Changes in the product mix in the supply-chain management segment contributed 0.7 percentage points of this increase. The balance of the increase in gross margin for the Corporation was the result of improved operating efficiencies and aggressive cost-control measures in all segments. Both the supply-chain management and healthcare segments had improved earnings from operations in 2002 compared with 2001, while the print segment earnings were below 2001 levels.

Print segment earnings from operations for 2002 were $72 million, 23% lower than the prior year's $93.8 million. Operating margins for the print segment were 7.4% for 2002 compared with 9.3% in 2001. The reductions in earnings and operating margins were primarily the result of a $16 million non-cash asset impairment charge recorded in the fourth quarter of 2002, with the remaining decrease due to increased pricing pressures.

Earnings from operations for the supply-chain management segment increased to $27.8 million in 2002 compared with $24.7 million in 2001 and operating margins increased to 9.5% compared with 7.1% in the prior year. This improvement in operating margin was primarily due to a higher proportion of value-added content in the product mix, aggressive cost-control measures, cessation of contractual royalty payments, and elimination of an under-performing facility.

Healthcare earnings from operations for 2002 were $10.3 million compared with the prior year's $9.5 million. Operating margins for 2002 were 10.6% compared with 9.3% for 2001. The 2002 operating margins were positively impacted by improved productivity and cost-containment initiatives.

Special charges

During 2003, the Corporation announced and completed a restructuring involving its consumer catalog business and a realignment of operating activities within its printing and supply-chain management segments. Charges incurred in the restructuring totaled $17.0 million. The objective of the plan was to consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs. The components of the restructuring expenses were as follows: employees' severance and benefits, $9.3 million; facility costs, including lease terminations, $2.8 million; and reduction in the carrying value of impaired assets and other, $4.9 million. Approximately $12.0 million of the restructuring charges related to the print segment and the remaining $5.0 million related to the supply-chain management segment.

During 2003 the Corporation settled a lawsuit with Singapore-based Mentor Media, Ltd. (Mentor) relating to its proposed acquisition of Mentor. The Corporation recorded a charge of $4.6 million in the second quarter of 2003 in connection with the settlement.

The Corporation recorded a non-cash impairment charge of $26.8 million during the fourth quarter of 2002. The impairment charge included a $9.8 million reduction in the carrying value of the Corporation's digital content management software product, based on an analysis of future cash flow projections for the product. The charge also included a $7.4 million impairment of an investment in a Mexican joint venture; a reduction of $2.2 million of goodwill associated with a past acquisition; a $3.9 million reduction in the carrying value of assets held-for-sale in the print segment; and updated assessments of other long-lived assets.

Write-off of investment

During 2000, the Corporation acquired a minority equity interest of approximately 13% in Xyan.com Inc. (Xyan.com), a start-up Internet-enabled digital document solutions provider. In March 2001, Xyan.com filed for bankruptcy under Chapter 11 as a result of the inability to obtain additional financing for its continued operation, coupled with unfavorable operating results due to the economic downturn in its market. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating charge of $12.5 million in 2001.

Interest expense and other expense

Interest expense of $8.4 million in 2003 was $2.9 million lower than the prior-year interest expense of $11.3 million. Interest expense has continued to decline as the Corporation makes its scheduled long-term debt payments. In addition, the Corporation capitalized approximately $800,000 of interest in connection with major ongoing capital projects, compared with approximately $170,000 in 2002.

Interest expense decreased from $13.7 million in 2001 to $11.3 million in 2002. This decrease was due to reduced interest on short-term debt, as all short-term borrowing was eliminated in 2001, and lower long-term debt levels.

Other income for 2003 was approximately $300,000 lower than 2002 due to reduced interest income earned as a result of lower interest rates on invested cash. Other income for 2002 was approximately $1.5 million higher than the prior year due to increased invested cash balances, the elimination of goodwill amortization expense and other miscellaneous income.

Provision for income taxes

Effective income tax rates were 37.4%, 39.0% and 39.2% in 2003, 2002 and 2001, respectively. The continuing reductions in the effective tax rates were due to a greater mix of earnings generated by the supply-chain management segment, which has extensive operations in countries whose tax rates are more favorable than the rates in the United States.

Net earnings

The Corporation's net earnings were $46.6 million for 2003, 6% higher than the $43.8 million in 2002. Diluted earnings per share were $1.81 in 2003 compared with $1.71 the prior year. The increase in net earnings reflects the increased profitability of the supply-chain management and healthcare segments and lower special charges in comparison to the prior year. These improvements were partially offset by reduced earnings in the print segment. The Corporation's net earnings were $43.8 million for 2002, 12% lower than the $50.0 million in 2001. Diluted earnings per share were $1.71 in 2002 compared with $2.01 in the prior year. This decrease was primarily the result of the asset impairment charge recorded in the fourth quarter of 2002.

Liquidity and capital resources

On January 3, 2004, the Corporation had cash and cash equivalents of $181 million. Management believes the Corporation's liquidity continues to be strong and the current level of leverage will allow the Corporation to finance, at attractive borrowing rates, its capital expenditures and any other investment opportunities that may arise in the foreseeable future.

The Corporation has historically met its long-term debt financing needs by periodically issuing unsecured promissory notes to institutional investors on a private placement basis. The Corporation did not incur any long-term borrowings in 2003 or 2002. Of the $111.8 million of total debt at the end of 2003, $19.1 million matures in 2004 with the remaining balance maturing at varying intervals through 2015. The Corporation has historically raised short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with three banks which provide a total borrowing capacity of $105 million. Due to the Corporation's strong cash position, there were no short-term borrowings during 2003 or 2002 under this facility.

During 2003, working capital increased by approximately $30 million. This increase was primarily due to two factors – higher cash generated from operations and strong revenue in the supply-chain management segment during the fourth quarter of 2003, which increased accounts receivable. Revenues in the supply-chain management segment increased by 31% in the fourth quarter of 2003 over the fourth quarter of 2002, resulting in an additional $30 million in accounts receivable in this segment. This contributed to increases in receivables of approximately 10% over the prior year. The Corporation also recorded increases in inventories and accounts payable in each of the three major segments based on strong volume in the fourth quarter of 2003.

During 2003, no shares of the Corporation's common stock were repurchased. During 2002, the Corporation repurchased 112,000 shares of its common stock at an aggregate price of $3.4 million. The share repurchase program, authorized by the Corporation's Board of Directors during 1998 and expanded during 1999, has approximately $80 million in authority remaining for future share repurchases. The Corporation may continue its repurchase of shares in the future pursuant to this authorization if market conditions warrant. Any future stock repurchases are expected to be funded by a combination of existing cash, cash provided from operations and short-term borrowings.

The Corporation's capital expenditures were $71 million in 2003 compared with $31 million in 2002. The Corporation is committed to maintaining modern, efficient plants and to providing customers with enhanced supply-chain management services, and new printing and digital imaging technologies. Expenditures in 2003 were closer to historical spending levels than the unusually low expenditures in 2002. Preliminary plans for 2004 are for capital expenditures projected in the range of $80 million to $100 million. Capital expenditures are expected to be funded by existing cash, cash provided from operations and short-term borrowings.

At January 3, 2004, the Corporation had the following contractual obligations. These obligations are discussed in more detail in Notes 5 and 9 to the Consolidated Financial Statements. The Corporation has no off-balance-sheet arrangements.

Contractual Obligations (dollars in thousands)	Payments Due by Period Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-Term Debt, including Capital Lease Obligations	$ 111,834	$ 19,122	$ 26,884	$ 13,384	$ 52,444
Interest on Long-Term Debt	32,385	7,223	10,272	7,911	6,979
Operating Lease Obligations	93,518	21,332	32,550	19,725	19,911
Total Contractual Cash Obligations	$ 237,737	$ 47,677	$ 69,706	$ 41,020	$ 79,334

Litigation

In the ordinary course of its business, the Corporation is involved in litigation matters. Based on the Corporation's assessment of these matters and on the existing reserves provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations or financial condition.

Outlook

Expectations on a consolidated basis for the full-year 2004 are for growth in sales, with a growth rate in the low- to mid-single digits. Expectations are for growth in net earnings, with a growth rate in the high-30-percent to mid-40-percent range. This rate increase would be primarily the result of 2004 earnings not being reduced by special charges similar to the $21.6 million incurred in 2003. No special charges are expected to be incurred in 2004.

Critical accounting policies

The Corporation's accounting policies are described in Note 1 to the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Corporation's consolidated financial statements include estimates as to the recovery of receivables and the realization of inventories, plant and equipment, and goodwill. Significant assumptions are also used in the determination of liabilities related to pension and post-retirement benefits, obligations for lease terminations, income taxes and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial assumptions. The Corporation re-evaluates these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using the estimates described above.

The Corporation believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

- *Revenue Recognition.* Revenues are recognized when title and risk of loss transfers to the customer and the earnings process is complete. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In addition, revenues in the supply-chain management segment are recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision. Revenue is recognized on a gross basis if the Corporation has the risks and rewards of ownership, latitude in establishing component vendors and pricing, and bears all credit risk. Revenues from contracts that do not meet these criteria are recognized on a net basis, recording only the portion that is related to services or products provided directly by the Corporation.
- *Goodwill.* The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis. In connection with the adoption of SFAS No. 142, the Corporation completed the transitional goodwill impairment test and based on this analysis, the Corporation concluded that no impairment existed at the time of adoption and, accordingly, the Corporation did not recognize any transitional impairment loss.

  The Corporation completed the annual impairment tests in the fourth quarter of each of 2003 and 2002. This analysis was based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. The Corporation concluded that no impairment of goodwill existed at the time of the annual impairment test in 2003. During 2002, the Corporation determined that goodwill for one of its reporting units was impaired and, accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2.2 million.

- *Retirement benefits.* The Corporation has significant pension and post-retirement benefit costs that are developed from actuarial valuations. The valuations reflect key assumptions regarding, among other things, discount rates, expected return on plan assets, retirement ages and years of service. Consideration is given to current market conditions, including changes in interest rates and investment returns, in making these assumptions. Changes in these assumptions will affect the amount of pension and post-retirement expense recognized in future periods. The Corporation recognized pension and post-retirement benefit expense of $7.2 million, $3.5 million and $4.1 million in 2003, 2002 and 2001, respectively.

  As of January 3, 2004, the Corporation's pension plans had benefit obligations of $158.4 million compared with plan assets of $128.9 million. The Corporation elected to contribute approximately $9.9 million to the qualified pension plan in 2003 to maintain the funded status of the plan at a level comparable to recent years.

Accounting pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) revised SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," which was adopted by the Corporation on December 15, 2003. Effective January 3, 2004, the Corporation made the disclosures required under SFAS No. 132.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which requires the consolidation of variable interest entities (VIEs). VIEs are entities for which control is achieved through means other than voting rights. The consolidation requirements of FIN No. 46 were applicable immediately to all VIEs in which an interest was acquired after January 31, 2003. For VIEs in which an interest was acquired before February 1, 2003, the consolidation requirements of FIN No. 46 are generally effective at the end of fiscal year 2004. The Corporation is not party to any VIE arrangements.

The Corporation has applied the provisions of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002, to the restructuring completed in 2003 described in Note 11 to the Consolidated Financial Statements.

Risk management

The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. On January 3, 2004, the Corporation had no outstanding borrowings under its lines of credit with banks and minimal floating rate long-term debt. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is immaterial. Disclosure relating to the fair value of long-term debt is included in Note 1 to the Consolidated Financial Statements.

Portions of potential market risk associated with changes in foreign exchange rates are considered in contractual arrangements with customers. The Corporation also manages foreign currency exchange rate exposure by utilizing some natural hedges to mitigate a portion of its transaction and commitment exposures, and may utilize forward contracts in certain situations. Based on the Corporation's overall foreign currency exchange rate exposure on January 3, 2004, a 10% change in foreign currency exchange rates would not have had a material effect on the Corporation's financial position, net earnings or cash flows.

Forward looking statements

The foregoing Management's Discussion and Analysis as well as other portions of this Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, including revenue and earnings projections, plans, results or strategies, are considered forward-looking. The statements that are not purely historical should be considered forward-looking statements. Often they can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' order patterns or demand for the Corporation's products and services, pricing, changes in raw material costs and availability, unanticipated changes in sourcing of raw materials (including paper) by customers, unanticipated changes in operating expenses, unanticipated production difficulties, changes in the pattern of outsourcing supply-chain management functions by customers, unanticipated acquisition or loss of significant customer contracts or relationships, unanticipated difficulties and costs associated with the design and implementation of new administrative systems, the impact of any acquisition or divestiture effected by the Corporation, and any unanticipated weakening of the economy. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The forward-looking statements included herein are made as of the date of the printing of this Annual Report to Shareholders, and the Corporation undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Consolidated balance sheets

January 3, 2004, and December 28, 2002

Dollars in thousands	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 181,112**	$154,836
Receivables, less reserves of $6,257 and $6,582, respectively	**234,219**	212,988
Inventories	**75,150**	69,388
Prepaid expenses	**17,200**	5,731
Deferred income taxes	**15,485**	17,207
TOTAL CURRENT ASSETS	**523,166**	460,150
Plant and Equipment:		
Land	**8,905**	8,905
Buildings and improvements	**152,546**	146,503
Machinery and equipment	**791,024**	758,156
	952,475	913,564
Less accumulated depreciation	**666,128**	635,593
	286,347	277,971
Other Assets	**10,675**	4,403
Goodwill	**65,835**	62,740
TOTAL ASSETS	**$886,023**	$805,264
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities:		
Accounts payable	**$132,841**	$102,635
Accrued salaries and wages	**38,987**	36,258
Other accrued liabilities	**27,901**	27,512
Current maturities of long-term debt	**19,122**	19,377
TOTAL CURRENT LIABILITIES	**218,851**	185,782
Non-current Liabilities:		
Long-term debt	**92,712**	111,489
Deferred income taxes	**14,793**	13,679
Other non-current liabilities	**46,238**	41,201
TOTAL NON-CURRENT LIABILITIES	**153,743**	166,369
Commitments and Contingencies (Notes 6 and 9)		
Shareholders' Investment:		
Preferred stock	**–**	—
Common stock – 29,048,188 and 28,503,446 shares issued, respectively	**2,905**	2,850
Amount in excess of par value of stock	**34,578**	20,003
Accumulated other comprehensive income (loss)	**14,037**	(2,126)
Treasury stock, at cost – 3,256,400 shares in both years	**(70,175)**	(70,175)
Retained earnings	**532,084**	502,561
TOTAL SHAREHOLDERS' INVESTMENT	**513,429**	453,113
TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT	**$886,023**	$805,264

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated statements of earnings

For the years ended January 3, 2004, December 28, 2002, and December 29, 2001

Dollars in thousands (except earnings per share)	2003	2002	2001
Net sales	**$1,418,497**	$1,366,457	$1,457,935
Cost of goods sold	**1,113,113**	1,062,968	1,159,822
GROSS EARNINGS	**305,384**	303,489	298,113
Selling and administrative expenses	**202,216**	195,046	189,704
Restructuring charge	**16,952**	—	—
Litigation settlement	**4,602**	—	—
Asset impairment charge	**–**	26,800	—
EARNINGS FROM OPERATIONS	**81,614**	81,643	108,409
Interest expense	**(8,420)**	(11,343)	(13,720)
Write-off of investment	**–**	—	(12,500)
Other income, net	**1,220**	1,501	8
EARNINGS BEFORE INCOME TAXES	**74,414**	71,801	82,197
Provision for income taxes	**27,800**	28,002	32,200
NET EARNINGS	**$ 46,614**	$ 43,799	$ 49,997
BASIC EARNINGS PER SHARE OF COMMON STOCK	**$ 1.83**	$ 1.74	$ 2.03
DILUTED EARNINGS PER SHARE OF COMMON STOCK	**$ 1.81**	$ 1.71	$ 2.01

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows

For the years ended January 3, 2004, December 28, 2002, and December 29, 2001

Dollars in thousands	**2003**	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	**$ 46,614**	$ 43,799	$49,997
Adjustments to reconcile net earnings to cash provided by operating activities, net of acquisitions:			
Depreciation and amortization	**63,848**	78,430	75,378
Deferred income taxes	**4,804**	(8,450)	(3,114)
Tax benefit from the exercise of stock options	**3,247**	3,214	—
Non-cash restructuring charges	**1,067**	—	—
Asset impairment charge	**—**	26,800	—
Write-off of investment	**—**	—	12,500
Change in assets and liabilities, net of effects of acquisitions:			
Decrease (increase) in receivables	**(11,773)**	2,517	33,170
Decrease (increase) in inventories	**(3,963)**	1,691	37,030
Decrease (increase) in prepaid expenses	**(9,928)**	(833)	738
Increase in other non-current assets	**(6,272)**	(3,146)	(2,374)
(Decrease) increase in accounts payable and accrued liabilities	**17,778**	3,541	(26,116)
Other, net	**5,037**	(5,492)	1,434
Cash provided by operating activities	**110,459**	142,071	178,643
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**(70,677)**	(30,785)	(50,169)
Proceeds from sale of plant and equipment	**120**	4,685	1,771
Business acquisition	**(2,379)**	—	—
Additions to long-term investments	**—**	(1,331)	(2,574)
Cash used for investing activities	**(72,936)**	(27,431)	(50,972)
CASH FLOWS FROM FINANCING ACTIVITIES			
Payments on short-term debt, net	**—**	—	(46,863)
Payments on long-term debt, net	**(19,032)**	(26,030)	(30,811)
Proceeds from exercise of stock options, net	**11,383**	13,487	3,339
Dividends paid	**(16,745)**	(16,079)	(15,020)
Repurchase of common stock	**—**	(3,361)	—
Cash used for financing activities	**(24,394)**	(31,983)	(89,355)
Effect of exchange rate changes on cash and cash equivalents	**13,147**	6,203	—
Net increase in cash and cash equivalents	**26,276**	88,860	38,316
Cash and cash equivalents at beginning of year	**154,836**	65,976	27,660
Cash and cash equivalents at end of year	**$181,112**	$154,836	$65,976
Cash payments for:			
Interest, net of amount capitalized	**$ 8,629**	$ 11,492	$13,392
Income taxes	**24,743**	31,180	25,905

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated statements of shareholders' investment

For the years ended January 3, 2004, December 28, 2002, and December 29, 2001

Dollars in thousands	Common Stock Shares Issued	Common Stock Par Value	Amount in Excess of Par Value of Stock	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total
BALANCE, DECEMBER 30, 2000	27,711,028	$ 2,771	$ 43	$ (8,964)	$ (66,814)	$ 443,876	$ 370,912
Net earnings						49,997	49,997
Cumulative foreign currency translation adjustments				(1,950)			(1,950)
Comprehensive income							48,047
Cash dividends declared ($.61 per share)						(15,020)	(15,020)
Stock options exercised, net of shares tendered	163,235	16	3,323				3,339
BALANCE, DECEMBER 29, 2001	27,874,263	2,787	3,366	(10,914)	(66,814)	478,853	407,278
Net earnings						43,799	43,799
Cumulative foreign currency translation adjustments				8,788			8,788
Comprehensive income							52,587
Cash dividends declared ($.64 per share)						(20,091)	(20,091)
Stock options exercised, net of shares tendered	628,742	63	16,624				16,687
Treasury stock purchases					(3,361)		(3,361)
Other	441		13				13
BALANCE, DECEMBER 28, 2002	28,503,446	2,850	20,003	(2,126)	(70,175)	502,561	453,113
Net earnings						**46,614**	**46,614**
Cumulative foreign currency translation adjustments				**16,163**			**16,163**
Comprehensive income							**62,777**
Cash dividends declared ($.67 per share)						**(17,091)**	**(17,091)**
Stock options exercised, net of shares tendered	**544,047**	**54**	**14,554**				**14,608**
Other	**695**	**1**	**21**				**22**
BALANCE, JANUARY 3, 2004	**29,048,188**	**$2,905**	**$34,578**	**$14,037**	**$(70,175)**	**$532,084**	**$513,429**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to consolidated financial statements

For the years ended January 3, 2004, December 28, 2002, and December 29, 2001

NOTE 1

Significant accounting policies

Significant accounting policies followed by Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

BUSINESS

The Corporation operates in three business segments, print, supply-chain management and healthcare. The Corporation's print segment provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers. Products and services in this segment include books, catalogs, publications, product brochures, literature management services, educational materials and e-business services. The Corporation's global supply-chain management businesses provide a wide range of outsourcing capabilities, primarily to the world's largest technology companies. Services range from materials sourcing, product configuration and customized kitting, to order fulfillment and global distribution. The Corporation's healthcare segment produces and sources disposable products used in outpatient clinics, dental offices and hospitals. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. The Corporation maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable and, to date, such losses have been within management's expectations. No single customer accounted for more than 10% of consolidated sales during 2003, 2002, or 2001.

YEAR-END

The Corporation reports its results of operations on a 52/53 week year ending on the Saturday closest to December 31. Operations included 53 weeks in 2003, and 52 weeks in 2002 and 2001.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

Revenues are recognized when title and risk of loss transfers to the customer and the earnings process is complete. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In addition, revenues in the supply-chain management segment are recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision. Revenue is recognized on a gross basis if the Corporation has the risks and rewards of ownership, latitude in establishing component vendors and pricing, and bears all credit risk. Revenues from contracts that do not meet these criteria are recognized on a net basis, recording only the portion that is related to services or products provided directly by the Corporation.

The Corporation records all shipping and handling fees billed to customers as revenue, and related costs as cost of goods sold, when incurred, in accordance with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs."

FOREIGN CURRENCY TRANSLATION

For all subsidiaries outside the United States, with the exception of operations in Mexico, the Corporation uses the local currency as the functional currency. For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of shareholders' investment. Operations in Mexico use the U.S. dollar as the functional currency. Gains and losses from foreign currency transactions are included in net earnings.

CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments, with maturities of less than 90 days at the date of purchase, to be cash equivalents. The cost of these investments, which are considered as "available for sale" for financial reporting purposes, approximates fair value at January 3, 2004, and December 28, 2002. There were no realized gains or losses on these investments during 2003, 2002 and 2001.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximated fair value as of January 3, 2004, and December 28, 2002, due to the short maturities of these instruments. Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of January 3, 2004, and December 28, 2002, including current maturities, was estimated to be $126,308,000 and $153,769,000, respectively.

INVENTORIES

Inventories are stated at the lower of cost, using the first-in, first-out method, or market. Inventories include material, labor and manufacturing overhead. Inventories at January 3, 2004, and December 28, 2002, were as follows:

Dollars in thousands	2003	2002
Raw materials and supplies	**$33,134**	$30,477
Work-in-progress and finished goods	**42,016**	38,911
Net inventories	**$75,150**	$69,388

PLANT AND EQUIPMENT

Plant and equipment are stated at cost and depreciated over the estimated useful life of the assets. Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for income tax reporting purposes. Leasehold improvements are amortized over the term of the leases on a straight-line basis. The range of useful lives for financial reporting is 15 to 30 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

CAPITALIZED INTEREST

The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. Total interest incurred was $9,218,000 in 2003, $11,509,000 in 2002, and $15,386,000 in 2001 of which $798,000, $166,000 and $1,666,000 was capitalized in 2003, 2002 and 2001, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Corporation capitalizes costs incurred to develop or obtain software for internal use based on guidance provided by the Accounting Standards Executive Committee SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Qualifying costs incurred during the application development stage are capitalized, and such costs are depreciated over the estimated useful life of the software when it is placed into service.

The Corporation capitalizes costs incurred to develop software products for sale to third parties based on guidance provided by Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," and as such, capitalizes such costs upon determination that technological feasibility has been established for that product. Costs incurred prior to the establishment of technological feasibility are charged to expense. When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis over the estimated useful life of the software. There were no costs related to developing software products for sale to third parties capitalized at January 3, 2004. At December 28, 2002, the Corporation determined that its capitalized software costs related to the digital content management product were not realizable based on the projected undiscounted cash flows of the related product. Accordingly, the unamortized balance at December 28, 2002, of $9,843,000 was written-off and is included in the asset impairment charge described in Note 12.

GOODWILL

The Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis. In connection with the adoption of SFAS No. 142, the Corporation completed the transitional goodwill impairment test and based on this analysis, the Corporation concluded that no impairment existed at the time of adoption and, accordingly, the Corporation did not recognize any transitional impairment loss.

The Corporation completed the annual impairment tests in the fourth quarter of each of 2003 and 2002. This analysis is based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. The Corporation concluded that no impairment of goodwill occurred during 2003. During 2002, the Corporation determined that goodwill for one of the reporting units was impaired and accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2,241,000.

ENVIRONMENTAL COSTS

The Corporation accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Costs of estimated future expenditures are not discounted to their present value. The accruals, which are subject to management judgment, are adjusted as facts and circumstances change.

EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Weighted average common shares for computation of basic earnings per share were 25,499,789; 25,227,990; and 24,659,129, in 2003, 2002 and 2001, respectively. Weighted average common and common equivalent shares for computation of diluted earnings per share were 25,742,979; 25,565,826; and 24,857,239, in 2003, 2002 and 2001, respectively.

The shares outstanding used to compute diluted earnings per share for 2003, 2002 and 2001 excluded outstanding options to purchase 524,584, 196,000 and 268,883 shares of common stock, respectively, with weighted-average exercise prices of $35.08, $35.20 and $26.64, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

STOCK-BASED COMPENSATION

The Corporation has one stock-based employee compensation plan (see Note 8). SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Corporation has chosen to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its equity incentive plans. Accordingly, because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Corporation's pro forma net earnings and earnings per share would have been as follows:

Dollars in thousands, except per share amounts	**2003**	2002	2001
Net earnings:			
As reported	**$46,614**	$43,799	$49,997
Deduct: Total stock-based employee compensation expense determined under fair value-based method, net of tax	**3,152**	2,811	2,306
Pro forma	**$43,462**	$40,988	$ 47,691
Earnings per share:			
As reported:			
Basic	**$ 1.83**	$ 1.74	$ 2.03
Diluted	**1.81**	1.71	2.01
Pro forma:			
Basic	**$ 1.70**	$ 1.62	$ 1.93
Diluted	**1.69**	1.60	1.92

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 3.4%, 3.6% and 5.2%; expected dividend yields of 1.8%, 1.8% and 2.3%; expected lives of 5.7, 6.0 and 6.0 years; expected volatility of 26%, 26% and 35%. Based on these assumptions, the weighted average fair value of the options granted at the date of grant in 2003, 2002 and 2001 was $9.51, $9.17 and $6.77, respectively.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred and amounted to $851,000 and $919,000 in 2003 and 2002, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation enters into foreign currency forward exchange contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. Those contracts are adjusted to fair value at each balance sheet date with the gain or loss reflected in operations. For each of the three years presented, the gain or loss recognized on these contracts was not material.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board (FASB) revised SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," which was adopted by the Corporation on December 15, 2003. Effective January 3, 2004, the Corporation made the disclosures required under SFAS No. 132.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which requires the consolidation of variable interest entities (VIEs). VIEs are entities for which control is achieved through means other than voting rights. The consolidation requirements of FIN No. 46 were applicable immediately to all VIEs in which an interest was acquired after January 31, 2003. For VIEs in which an interest was acquired before February 1, 2003, the consolidation requirements of FIN No. 46 are generally effective at the end of fiscal year 2004. The Corporation is not party to any VIE arrangements.

The Corporation has applied the provisions of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002, to the restructuring completed in 2003 described in Note 11.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

NOTE 2

Acquisitions and investments

On February 24, 2003, the Corporation acquired Qualipak Incorporated ("Qualipak") for $2,379,000 in cash. Qualipak is a provider of secondary packaging, kit assembly, fulfillment and distribution services for publishers, consumer healthcare markets and over-the-counter pharmaceuticals. The purchase price plus the liabilities assumed exceeded the fair value of the tangible and intangible assets acquired by $2.0 million, which has been recorded as goodwill. The Corporation has included the results of Qualipak in the consolidated financial statements since the acquisition date. The purchase price allocation for this acquisition is as follows (dollars in thousands):

Current assets	$ 115
Net property plant and equipment	396
Goodwill	2,000
Current liabilities	(132)
Total purchase price	$2,379

The purchase agreement relating to this acquisition includes a provision for an additional contingent payment based on incremental qualified sales, as defined, for calendar 2004. Should this payment be made, the Corporation would record a corresponding increase to goodwill.

During 2000, the Corporation acquired a minority equity interest of approximately 13% in Xyan.com Inc. (Xyan.com), a start-up Internet-enabled digital document solutions provider. In March 2001, Xyan.com filed for bankruptcy under Chapter 11 as a result of the inability to obtain additional financing for its continued operation, coupled with unfavorable operating results due to the economic downturn in its market. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating charge of $12,500,000 in 2001.

NOTE 3

Goodwill

Changes in the carrying amount of goodwill by segment during the years ended January 3, 2004, and December 28, 2002, consist of the following (dollars in thousands):

	Printing	Supply-Chain Management	Healthcare	Total
Balance at December 29, 2001	$ 37,743	$4,444	$21,614	$ 63,801
Translation adjustments for goodwill denominated in foreign currencies		1,180		1,180
Impairment charge (see Note 1)	(2,241)			(2,241)
Balance at December 28, 2002	35,502	5,624	21,614	62,740
Translation adjustments for goodwill denominated in foreign currencies		**1,095**		**1,095**
Acquisition of Qualipak (see Note 2)	**2,000**			**2,000**
Balance at January 3, 2004	**$37,502**	**$6,719**	**$21,614**	**$65,835**

As required by SFAS No. 142, the results of operations for periods prior to its adoption have not been restated. The following table reconciles reported net earnings and earnings per share to pro forma net earnings and earnings per share that would have resulted for the year ended December 29, 2001, if SFAS No. 142 had been adopted on December 31, 2000 (dollars in thousands, except per share amounts):

	Reported Amounts	Goodwill Amortization After Tax	Pro forma
Net earnings	$49,997	$1,827	$51,824
Basic earnings per share	$ 2.03	$ .07	$ 2.10
Diluted earnings per share	$ 2.01	$ .07	$ 2.08

NOTE 4

Short-term debt

The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At January 3, 2004, the Corporation had short-term credit facilities totaling $108 million. Of this total, $105 million represents credit facilities made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $3 million is secured credit facilities denominated in Euros and Pounds Sterling, which can be used to finance the Corporation's European operations. As of and during each of the years ending January 3, 2004, and December 28, 2002, the Corporation had no short-term borrowings outstanding.

NOTE 5

Long-term debt

Long-term debt consists of the following:

Dollars in thousands	Maturities	2003	2002
Promissory Notes:			
8.05%	2004–2005	**$25,000**	$ 37,500
6.81%	2010	**35,000**	35,000
7.98%	2004–2010	**15,476**	17,857
7.62%	2004–2009	**13,095**	15,476
7.38%	2005–2015	**15,000**	15,000
9.53%	2004–2005	**3,636**	5,455
Capital Lease Obligations at 8.75%	2004–2007	**585**	710
Industrial Revenue Bonds: Floating interest rate, approximating 80% of the prime rate	2015	**3,000**	3,000
Other notes, fixed and variable rates of interest, 4.0% to 9.4%	2004–2007	**1,042**	868
		111,834	130,866
Less current maturities		**(19,122)**	(19,377)
Long-term debt		**$92,712**	$111,489

Maturities of long-term debt during the next five years are: 2004, $19,122,000; 2005, $20,731,000; 2006, $6,289,000; 2007, $7,258,000; and 2008, $6,126,000.

The Promissory Notes contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and certain types of liens. The Corporation was in compliance with all debt covenants at January 3, 2004.

One of the Promissory Notes restricts the payment of dividends. As of January 3, 2004, $114,263,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

NOTE 6

Contingencies

On June 26, 2003, the Corporation settled a lawsuit with Singapore-based Mentor Media, Ltd. (Mentor) relating to its proposed acquisition of Mentor. The Corporation recorded a charge of $4,602,000 in the second quarter of 2003 in connection with the settlement.

In the ordinary course of its business, the Corporation is also involved in other litigation matters. Based on the Corporation's assessment of these matters and on the existing reserves provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations or financial condition.

NOTE 7

Capital stock

The Corporation's authorized capital consists of 300,000 shares of preferred stock ($10 par value) and 75 million shares of common stock ($.10 par value).

The Board of Directors authorized a program for the repurchase by the Corporation of up to $210 million of its common stock. Through January 3, 2004, the Corporation has purchased 5,519,400 shares of its common stock under this authority at an aggregate cost of $129,517,000. Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation's repurchases of outstanding common stock are recorded as treasury stock. No shares were repurchased during 2003. At January 3, 2004, the Corporation held 3,256,400 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation's stock option plans or for other purposes.

Pursuant to the Corporation's Shareholder Rights Plan, which was modified on November 5, 2001, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $140 per share (equivalent to $70 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 15% or more of the common stock. Upon the occurrence of certain events, including a person or group acquiring 15% or more of the Corporation's common stock, each right will entitle the holder to purchase, at the right's then current exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise price. The rights may be redeemed by the Corporation at a price of $.001 per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2011, subject to amendment.

NOTE 8

Stock options

At January 3, 2004, the Corporation had options outstanding or available for grant under two stock option plans – the Equity Incentive Plan and the 1991 Stock Option Plan. The Equity Incentive Plan provides for the issuance of non-qualified and incentive stock options to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 Plan may be exercised up to five years after the date of grant. Options granted under the Equity Incentive Plan may be exercised up to 10 years from the date of grant. The plans include provisions that authorize options to be granted to non-employee Directors. At January 3, 2004, 821,632 shares of the Corporation's common stock were reserved for future stock option grants.

The following table summarizes activity under the stock option plans:

	Options	Price Range	Weighted Average Price
Outstanding at December 30, 2000	2,384,868	$18 – $31	$23
Granted	775,500	26 – 28	28
Exercised	(278,523)	18 – 28	23
Canceled or expired	(75,668)	18 – 31	24
Outstanding at December 29, 2001	2,806,177	18 – 31	25
Granted	755,500	29 – 37	35
Exercised	(744,776)	18 – 28	23
Canceled or expired	(81,666)	18 – 31	26
Outstanding at December 28, 2002	2,735,235	18 – 37	28
Granted	**779,500**	**27 - 38**	**37**
Exercised	**(680,921)**	**18 - 36**	**24**
Canceled or expired	**(97,167)**	**18 - 35**	**31**
Outstanding at January 3, 2004	**2,736,647**	**$18 - $38**	**$31**

The following table summarizes weighted average information by range of exercise prices for stock options outstanding and exercisable at January 3, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at January 3, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at January 3, 2004	Weighted Average Exercise Price
$18 – $27	742,683	5.5 years	$24	716,349	$24
28 – 34	641,467	7.5 years	29	395,797	29
35 – 38	1,352,497	8.9 years	37	216,036	35
$18 – $38	2,736,647	7.7 years	$31	1,328,182	$27

The options outstanding but not exercisable at January 3, 2004, become exercisable at various times through 2006 in accordance with the vesting schedules of the plans.

During 2003, 2002 and 2001, 136,874; 116,034; and 115,288 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

The Corporation's only equity compensation plan not approved by security holders is the Banta Corporation Director Stock Grant Plan, which was terminated in December 2003. Under that plan each of the Corporation's non-employee directors was eligible for shares of common stock with a market value equal to 50% of the then current annual retainer fee payable to the Corporation's directors. In lieu of receiving shares of common stock under the Director Stock Grant Plan, non-employee directors were allowed to defer such award pursuant to the terms of the Corporation's deferred compensation plan for its directors.

NOTE 9

Operating leases

The Corporation leases certain manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $24,512,000, $22,824,000 and $22,339,000 in 2003, 2002 and 2001, respectively. Minimum rental commitments for the years 2004 through 2008 aggregate $19,052,000, $16,115,000, $12,527,000, $10,227,000 and $8,199,000, respectively, and $19,911,000, thereafter.

As the result of business decisions in prior years, the Corporation is obligated for lease payments for three facilities that are no longer in use. The costs of future lease obligations including real estate taxes, less expected sub-lease income, have been included in the consolidated balance sheets and total $6,399,000 and $8,937,000 at January 3, 2004, and December 28, 2002, respectively. Gross commitments for the years 2004 through 2007 aggregate $2,280,000, $2,206,000, $1,702,000 and $1,299,000, respectively.

NOTE 10

Employee benefit plans

The Corporation and certain of its unions have two pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee's years of service and earnings. The Corporation also maintains a non-qualified supplemental retirement plan, which is not funded. The disclosures for this plan for all years presented are combined with the pension plans. The Corporation makes contributions to the qualified plans each year in an amount that is at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974.

The Corporation and its subsidiaries also provide non-contractual limited healthcare benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement healthcare coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year. Due to the terms of the Corporation's postretirement healthcare program, assumed healthcare cost rate trends do not materially affect the Corporation's costs.

In accordance with the provisions of FASB Staff Position 106-1, the Corporation elected to defer accounting for the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) pending guidance to be issued by the FASB during 2004. The impact of the Act on postretirement medical obligations for the Corporation has not yet been determined, but based on the plan provisions that limit the Corporation's contribution each year, the impact is not expected to be material.

The expected long-term rate of return on assets assumption was chosen from the range of likely results of compound average annual returns over a 10-year time horizon based on the plan's current investment policy. The expected return and volatility for each asset class was based on historical equity, bond and cash market returns during the period 1926 through 2003. While this approach gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on the analysis, the expected long-term return assumption for the plan will remain at 9.0%.

Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost-benefits earned during the year	**$ 8,182**	$ 6,437	$ 6,042	**$ 654**	$ 650	$1,141
Interest cost on projected benefit obligation	**8,875**	7,705	7,349	**737**	697	1,032
Expected return on plan assets	**(11,754)**	(10,972)	(10,814)	**–**	—	—
Amortization of prior service cost	**217**	267	448	**–**	26	26
Amortization of transition obligation (asset)	**–**	(207)	(346)	**208**	255	255
Amortization of net loss (gain)	**235**	(1,041)	(1,014)	**(202)**	(308)	—
Net pension and other benefits expense	**$ 5,755**	$ 2,189	$ 1,665	**$1,397**	$1,320	$2,454

Significant assumptions used by the Corporation's actuary in determining net pension and postretirement benefits expense for the Corporation's plans are as follows:

	Pension Benefits			Other Benefits		
	2003	2002	2001	**2003**	2002	2001
Discount rate for periodic benefit cost	**6.75%**	7.25%	7.50%	**6.75%**	7.25%	7.50%
Expected rate of increase in compensation	**4.0**	4.0	4.0	**–**	—	—
Expected long-term rate of return on plan assets	**9.0**	9.0	9.5	**–**	—	—

The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 6.25% at January 3, 2004, and 6.75% at December 28, 2002:

	Pension Benefits		Postretirement Benefits	
Dollars in thousands	**2003**	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$128,180**	$113,113	**$11,618**	$16,438
Service cost	**8,182**	6,437	**654**	650
Interest cost	**8,875**	7,705	**737**	697
Actuarial loss (gain)	**18,331**	5,766	**1,398**	(5,572)
Participants' contributions	**–**	—	**771**	490
Plan amendments	**–**	(34)	**(838)**	—
Benefits paid	**(5,136)**	(4,807)	**(1,210)**	(1,085)
Benefit obligations at end of year	**158,432**	128,180	**13,130**	11,618
Change in plan assets:				
Fair value of plan assets at beginning of year	**101,660**	109,354	**–**	—
Actual return on plan assets	**22,181**	(14,850)	**–**	—
Employer contributions	**10,170**	11,963	**439**	595
Participants' contributions	**–**	—	**771**	490
Benefits paid	**(5,136)**	(4,807)	**(1,210)**	(1,085)
Fair value of plan assets at end of year	**128,875**	101,660	**–**	—
Plan assets less than benefit obligation	**29,557**	26,520	**13,130**	11,618
Unrecognized net actuarial gain (loss)	**(32,547)**	(24,877)	**3,666**	5,266
Unrecognized prior-service cost	**(1,358)**	(1,576)	**–**	(376)
Unrecognized net asset (obligation)	**–**	—	**(1,875)**	(2,545)
Accrued (prepaid) pension cost	**$ (4,348)**	$ 67	**$14,921**	$13,963

All the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation for the supplemental retirement plan were $12,750,000 and $9,105,000 in 2003, respectively, and $11,063,000 and $7,605,000 in 2002, respectively.

The Corporation maintains target allocation percentages among various asset classes based on an investment policy established for the pension plan, which is designed to achieve long-term objectives of return, while mitigating against downside risk and considering expected cash flows. The current weighted-average target asset allocations are as follows: equity securities 70% and debt securities 30%. The investment policy is reviewed periodically in order to achieve overall objectives in light of current circumstances. There are no plan assets invested in the common stock of the Corporation.

The Corporation's pension plan weighted-average asset allocations for all of the qualified plans at January 3, 2004, and December 28, 2002, by asset category are as follows:

	Total Pension Benefits	
	2003	2002
Asset Category:		
Equity securities	70%	59%
Debt securities	28%	30%
Other	2%	11%
Total	100%	100%

The Corporation expects to make no contributions to its qualified pension plans during the 2004 fiscal year. A contribution of $669,000 is expected to be made as benefit payments to retired supplemental retirement plan participants. A contribution of $486,000 is expected to be made as benefits paid to retirees under the postretirement healthcare plan.

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

Dollars in thousands	Pension Benefits	Postretirement Benefits
2004	$ 5,436	$ 486
2005	5,826	472
2006	6,149	480
2007	6,456	492
2008	6,898	505
2009-2013	41,124	2,213

Approximately 1,100 of the Corporation's U.S. employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,194,000, $2,453,000 and $2,406,000 in 2003, 2002 and 2001, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contracts.

The Corporation has established an Incentive Savings Plan (401k) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 2003, 2002 and 2001 were $3,287,000, $3,023,000 and $2,779,000, respectively.

NOTE 11

Restructuring

Effective January 1, 2003, the Corporation adopted SFAS No 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002, be recognized at fair value when the liability is incurred rather than at the commitment date to the exit or disposal plan.

On January 28, 2003, the Corporation announced a restructuring involving its consumer catalog business and a realignment of operating activities within its supply-chain management segment. The objective of the plan, which was implemented throughout 2003, was to consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs.

The reconciliation of the beginning and ending restructuring liabilities included in the balance sheet for 2003 are as follows (dollars in thousands):

	Balance at December 28, 2002	Charges/ Additions	Payments/ Reductions	Balance at January 3, 2004
Employee severance and benefits liabilities	$ —	$ 9,329	$ 6,716	$2,613
Facility costs		2,755	—	2,755
Impaired assets and other liabilities	—	4,868	3,975	893
Total	$ —	$16,952	$10,691	$6,261

Approximately $12.0 million of the restructuring charges related to the print segment and the remaining $5.0 million of these charges related to the supply-chain management segment. The charges include $1.3 million of estimated costs to exit certain multi-employer, defined benefit pension plans. The restructuring activities were substantially completed in 2003, and the Corporation does not expect to record additional charges in 2004 related to these activities.

NOTE 12

Asset impairment charge

In the fourth quarter of 2002, the Corporation recorded a non-cash asset impairment charge of $26.8 million. The impairment charge included a reduction in the asset carrying value of the Corporation's digital content management software product of $9.8 million based on an analysis of future cash flow projections for the product. The charge also included a $7.4 million write-off of the investment in and advances to Banta G. Imagen S. de R. L. de C.V., a Mexican joint venture based in Queretaro, Mexico. The 50% equity interest was acquired in July of 1999 and disposed of in 2003. The remaining components of the impairment charge included a $3.9 million reduction in the carrying value of assets held for sale in the print segment, a $2.2 million goodwill impairment charge and updated assessments on other long-lived assets.

NOTE 13

Income taxes

The provision for income taxes consists of the following:

Dollars in thousands	2003	2002	2001
Current:			
Federal	**$14,519**	$28,744	$26,853
State	**4,096**	4,390	5,226
Foreign	**4,381**	3,318	3,235
	22,996	36,452	35,314
Deferred	**4,804**	(8,450)	(3,114)
Provision for income taxes	**$27,800**	$28,002	$32,200

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

	2003	2002	2001
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Foreign income tax rate differential	**(6.3)**	(3.9)	(4.1)
State and local income taxes, less applicable federal tax benefit	**3.0**	4.5	4.5
Other, net	**5.7**	3.4	3.8
Effective income tax rate	**37.4%**	39.0%	39.2%

Temporary differences that give rise to the deferred tax assets and liabilities at January 3, 2004, and December 28, 2002, are as follows:

Dollars in thousands	2003	2002
Net current deferred tax assets:		
Vacation accrual	**$ 3,776**	$ 3,920
Other accrued liabilities	**7,987**	9,803
Reserve for uncollectible accounts	**1,656**	1,962
Other	**2,066**	1,522
Net current deferred tax assets	**$ 15,485**	$ 17,207
Net long-term deferred tax liabilities:		
Accelerated depreciation	**$(22,523)**	$(23,522)
Deductible goodwill amortization	**(2,986)**	(2,160)
Accrued pension cost	**(361)**	714
Accrued postretirement benefit cost	**5,848**	5,731
Deferred compensation	**3,977**	3,413
Other	**1,252**	2,145
Net long-term deferred tax liabilities	**$(14,793)**	$(13,679)

No provision for U.S. income taxes or foreign withholding taxes has been made on the undistributed earnings of foreign subsidiaries as such earnings are considered to be permanently invested. At January 3, 2004, the undistributed earnings amounted to $87,590,000. In addition, no provision or benefit for U.S. income taxes have been made on foreign currency translation gains or losses.

The non-United States component of income before income taxes was $24,958,000, $17,571,000 and $20,996,000 in 2003, 2002 and 2001, respectively.

NOTE 14

Segment information

The Corporation operates in three business segments, printing, supply-chain management, and healthcare. The printing segment provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including catalogs, publications, product brochures, literature management, educational materials and e-business services. The Corporation's global supply-chain management businesses provide a wide range of outsourcing capabilities, primarily to the world's largest technology companies. Services range from materials sourcing, product configuration and customized kitting, to order fulfillment and global distribution. The Corporation's healthcare segment produces and sources disposable products used in outpatient clinics, dental offices and hospitals. These operations are strategic business units that service different markets and offer different products and services. The accounting policies of the segments are the same as those described in Note 1 Significant Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 2003, 2002 and 2001 are as follows:

Dollars in thousands	**2003**	2002	2001
Net sales			
Printing	**$ 959,287**	$ 977,282	$1,009,047
Supply-chain management	**358,839**	292,582	345,865
Healthcare	**100,371**	96,593	103,023
Total	**$1,418,497**	$1,366,457	$1,457,935
Earnings from operations			
Printing	**$ 54,711**	$ 72,039	$ 93,778
Supply-chain management	**35,828**	27,754	24,683
Healthcare	**12,075**	10,254	9,549
Total[1]	**$ 102,614**	$ 110,047	$ 128,010
Total assets			
Printing	**$ 517,034**	$ 501,553	$ 530,769
Supply-chain management	**210,845**	141,920	151,867
Healthcare	**55,265**	56,848	66,596
Total[1]	**$ 783,144**	$ 700,321	$ 749,232
Capital expenditures			
Printing	**$ 57,086**	$ 20,625	$ 41,146
Supply-chain management	**5,789**	4,640	5,933
Healthcare	**431**	427	1,616
Total[1]	**$ 63,306**	$ 25,692	$ 48,695
Depreciation and amortization			
Printing	**$ 50,841**	$ 59,133	$ 59,447
Supply-chain management	**8,190**	14,066	9,732
Healthcare	**3,295**	3,725	4,749
Total[1]	**$ 62,326**	$ 76,924	$ 73,928

[1] Difference between segment total and the total included in the consolidated financial statements is unallocated corporate headquarter amounts and $10.8 million in unallocated corporate headquarter's asset impairment charges in 2002.

The following table presents a reconciliation of certain segment information to the totals contained in the consolidated financial statements:

Dollars in thousands	**2003**	2002	2001
Earnings before income taxes:			
Reportable segment earnings	**$102,614**	$ 110,047	$ 128,010
Unallocated corporate expenses	**(21,000)**	(17,598)	(19,601)
Unallocated asset impairment charge	**–**	(10,806)	—
Interest expense	**(8,420)**	(11,343)	(13,720)
Write-off of investment	**–**	—	(12,500)
Other income (expense)	**1,220**	1,501	8
Earnings before income taxes	**$74,414**	$ 71,801	$ 82,197
Total assets:			
Reportable segment assets	**$783,144**	$700,321	$749,232
Intergroup receivable elimination	**(223)**	(206)	(330)
Other unallocated amounts	**103,102**	105,149	39,144
Consolidated total assets	**$886,023**	$805,264	$788,046

Summarized geographic data for the Corporation's operations for 2003, 2002 and 2001 are as follows (net sales are attributed to countries primarily based on location of operation):

Dollars in thousands	**2003**	2002	2001
Net sales:			
United States	**$1,146,900**	$1,161,287	$1,244,783
Ireland	**147,261**	107,871	105,368
Other foreign countries	**124,336**	97,299	107,784
	$1,418,497	$1,366,457	$ 1,457,935
Assets:			
United States	**$ 680,892**	$ 665,462	$ 678,322
Ireland	**119,179**	83,306	71,240
Other foreign countries	**85,952**	56,496	38,484
	$ 886,023	$ 805,264	$ 788,046

Unaudited quarterly financial information

The following table presents financial information by quarter for the years 2003 and 2002.

	Quarter Ended March		Quarter Ended June		Quarter Ended September		Quarter Ended December	
Dollars in thousands (except per share data)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net sales	**$336,430**	$332,773	**$336,731**	$333,457	**$351,615**	$352,076	**$393,721**	$348,151
Gross earnings	**70,971**	68,892	**74,135**	73,620	**76,824**	82,050	**83,454**	78,927
Net earnings	**11,246**	10,488	**7,256**	13,380	**15,955**	19,539	**12,157**	392
Basic earnings per share	**.45**	.42	**.29**	.53	**.62**	.77	**.47**	.02
Diluted earnings per share	**.44**	.41	**.28**	.52	**.62**	.76	**.47**	.02

Dividend record and market prices

Per Share of Common Stock	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Entire Year
2003 dividends paid	**$ .16**	**$ .16**	**$ .17**	**$ .17**	**$ .66**
Price range:					
High	**$33.47**	**$35.00**	**$37.26**	**$41.06**	**$41.06**
Low	**27.00**	**28.68**	**32.30**	**35.93**	**27.00**
2002 dividends paid	$ .16	$ .16	$ .16	$ .16	$ .64
Price range:					
High	$35.38	$38.91	$37.54	$35.90	$38.91
Low	29.45	32.35	29.48	29.30	29.30

The stock prices listed above are the high and low trades. As of January 26, 2004, the Corporation had 1,725 shareholders of record.

Reconciliation

The following tables provide a reconciliation between net earnings and diluted earnings per share of common stock reported in accordance with accounting principles generally accepted in the United States (GAAP) and those same measures excluding special charges for the fiscal years ended January 3, 2004, December 28, 2002, December 29, 2001, December 30, 2000 and January 1, 2000.

Dollars in thousands (except earnings per share)	**2003**	2002	2001	2000	1999
GAAP net earnings, as reported	**$ 46,614**	$ 43,799	$ 49,997	$ 58,743	$ 16,010
Special charges, after tax:					
Restructuring charge	**10,620**	—	—	—	38,500
Litigation settlement	**2,882**	—	—	—	—
Asset impairment charge	**–**	16,348	—	—	—
Write-off of investment	**–**	—	7,500	—	—
Net earnings excluding special charges	**$ 60,116**	$ 60,147	$ 57,497	$ 58,743	$ 54,510
GAAP diluted earnings per share of common stock, as reported	**$ 1.81**	$ 1.71	$ 2.01	$ 2.35	$ 0.59
Special charges per share, after tax:					
Restructuring charge	**0.42**	—	—	—	1.42
Litigation settlement	**0.11**	—	—	—	—
Asset impairment charge	**–**	0.64	—	—	—
Write-off of investment	**–**	—	0.30	—	—
Diluted earnings per share of common stock excluding special charges	**$ 2.34**	$ 2.35	$ 2.31	$ 2.35	$ 2.01

Report of Ernst & Young LLP, independent auditors

TO THE SHAREHOLDERS OF BANTA CORPORATION:
We have audited the accompanying consolidated balance sheets of Banta Corporation (the Corporation) as of January 3, 2004 and December 28, 2002, and the related consolidated statements of earnings, shareholders' investment and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Corporation for the fiscal year ended December 29, 2001 were audited by other auditors who have ceased operations and whose report dated January 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Corporation at January 3, 2004 and December 28, 2002, and the consolidated results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for goodwill effective December 30, 2001.

As discussed above, the financial statements of the Corporation for the fiscal year ended December 29, 2001 were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets,* which was adopted by the Corporation as of December 30, 2001. Our audit procedures with respect to the disclosures in Note 3 with respect to fiscal 2001 included (a) agreeing the previously reported net earnings to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Corporation's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings-per-share amounts. In our opinion, the disclosures for fiscal 2001 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2001 financial statements of the Corporation other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the fiscal 2001 financial statements taken as a whole.

Ernst & Young LLP
Milwaukee, Wisconsin
January 26, 2004

Responsibility for financial statements

The Consolidated Financial Statements and other financial references appearing in this Annual Report were prepared by management in conformity with accounting principles generally accepted in the United States. Where acceptable alternative accounting principles exist, as described in Note 1 of the Notes to the Consolidated Financial Statements, management uses its best judgment in selecting those principles that reflect fairly the financial position and results of operations of the Corporation. The accounting records and systems of internal control are designed to reflect the transactions of the Corporation in accordance with established policies and procedures. Financial and operational reviews are undertaken by management to provide assurance that the books and records properly reflect transactions authorized by the Corporation.

The Consolidated Financial Statements as of January 3, 2004, and December 28, 2002, and for the fiscal years then ended appearing in this Annual Report have been audited by Ernst & Young LLP. The financial statements of the Corporation for the fiscal year ended December 29, 2001, were audited by Arthur Andersen LLP. These audits were conducted in accordance with auditing standards generally accepted in the United States and provide an independent review of those management responsibilities that relate to the preparation of this Annual Report.

The Audit Committee of the Board of Directors, comprised of directors who are not officers or employees, reviews the financial and accounting reports of the Corporation, including a review and discussion of the principles and procedures used by management in preparation of the financial statements. The independent auditors have full and free access to the Audit Committee and meet with it to review the results of the audit engagement, the preparation of the Annual Report, and to discuss auditing and financial reporting matters.

Board of directors

Jameson Adkins Baxter[2,3] is President of Baxter Associates Inc., a private investments firm in Palatine, IL. From 1974 to 1986, she was Vice President of First Boston Corporation. Mrs. Baxter has been a director since 1991.

Donald D. Belcher is Chairman of Banta Corporation. He joined Banta in 1994 as President and Chief Operating Officer, and became Chairman and CEO in 1995. Mr. Belcher previously served in various executive management positions with Avery Dennison Corporation, Pasadena, CA. He was Senior Group Vice President from 1990 to 1994; Group Vice President, Converted Products, 1982 to 1990; and Group Vice President, Europe, 1978 to 1982. Mr. Belcher has been a Director since 1994.

John F. Bergstrom[2] is Chairman and Chief Executive Officer of Bergstrom Corporation, Neenah, WI. He has served in that capacity since 1974 when he co-founded the Corporation, which today comprises businesses in three primary areas: automobile sales and service, credit life insurance, and automotive fleet leasing. Mr. Bergstrom has been a director since 1998.

Henry T. DeNero[1,3] is the former Chairman and Chief Executive Officer of HomeSpace, Inc., an Internet and homeowner services provider. From 1995 to 1998 he was Executive Vice President of First Data Corporation, Denver, CO. From 1992 to 1994 he was Vice Chairman and Chief Financial Officer of Dayton Hudson Corporation. He also served as a director of McKinsey & Company, a management consulting firm. Mr. DeNero has been a director since 1996.

Richard L. Gunderson[1,3] is a private investor and retired Chairman of Aid Association for Lutherans, Appleton, WI. From 1987 to 1996 he was President and Chief Executive Officer of Aid Association for Lutherans. Before that, he served as President and Chief Executive Officer of Western Life Insurance Company. Mr. Gunderson is a Chartered Financial Analyst (CFA) and has been a director since 1995.

Paul C. Reyelts[1] is Senior Vice President and Chief Financial Officer of The Valspar Corporation, Minneapolis, MN. Mr. Reyelts joined Valspar in 1982 as Chief Financial Officer and was promoted to Senior Vice President – Finance and Chief Financial Officer in 1998. From 1976 to 1982 he was Vice President – Corporate Finance with Piper Jaffray & Hopwood, Inc., Minneapolis, MN. Mr. Reyelts has been a director since 2003.

Ray C. Richelsen[1,2] is the retired Executive Vice President of 3M's Transportation, Graphics and Safety Markets, St. Paul, MN. He joined 3M in 1963 as a project engineer, advancing through several positions before becoming Manufacturing Director, 3M Europe, in 1980. Mr. Richelsen was named Executive Director, International Manufacturing in 1982; Division Vice President/General Manager, Traffic Controls Materials in 1984; and Managing Director, 3M France in 1987. He then served as Group Vice President for three different 3M groups before assuming the position from which he retired in 1998. Mr. Richelsen has been a director since 1998.

Stephanie A. Streeter is President and Chief Executive Officer of Banta Corporation. She joined Banta in January 2001 as President and Chief Operating Officer, having previously been Chief Operating Officer of idealab!, Pasadena, CA. Ms. Streeter served in various executive management positions with Avery Dennison Corporation beginning in 1985, and served as Group Vice President, Worldwide Office Products from 1996 to 2000. She has been a director since 2001.

Michael J. Winkler is Executive Vice President and Chief Marketing Officer, Hewlett Packard Company, Houston, TX, having served as an executive with Compaq Computer Corporation from 1995 to 2002. He was Vice President and General Manager of Toshiba America Information Systems Inc. from 1991 to 1995. Before that, Mr. Winkler served as Vice President of Worldwide Marketing, Printing Systems with Xerox Corporation. Mr. Winkler has been a director since 1996.

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Nominating and Corporate Governance Committee

Senior management

Corporate officers

Donald D. Belcher
Chairman of the Board

Stephanie A. Streeter
President and Chief Executive Officer

Geoffrey J. Hibner
Chief Financial Officer

Ronald D. Kneezel
Vice President, General Counsel and Secretary

Dennis J. Meyer
Vice President, Marketing and Planning

Frank W. Rudolph
Vice President, Human Resources

Operating executives

Michael B. Allen
President, Banta Print Sector

James M. Cyze
President, Banta Direct Marketing Group

Mark W. Deterding
President, Banta Catalog Group

Peter R. Hanson
President, Banta Publications Group

Robert A. Kreider
President, Banta Book Group

Terry J. Margolis
President, Banta Supply-Chain Management and Healthcare Sectors

Patrick G. Keohane
President, Banta Supply-Chain Management Group

Kevin M. McNamara
Executive Vice President, Banta Healthcare Group

Addis T. Hilliker
Vice President, Corporate Supply-Chain Management

Ginger M. Jones
Vice President, Corporate Controller

Banta worldwide operations

Print sector

Banta Book Group
Appleton, WI
Atlanta, GA
Cambridge, MA
Eden Prairie, MN
Green Bay, WI
Greenville, WI
Harrisonburg, VA
Johnson City, TN
Kaukauna, WI
Kent, WA
Lancaster, PA
Menasha, WI
Milwaukee, WI
Oakdale, MN
Shakopee, MN
Spanish Fork, UT

Banta Catalog Group
Minneapolis, MN

Banta Direct Marketing Group
Chanhassen, MN
Danbury, CT
Elk Grove Village, IL

Banta Publications Group
Greenfield, OH
Liberty, MO
Long Prairie, MN

Supply-chain management sector

Banta Global Turnkey Group
Fremont, CA
Houston, TX
Plover, WI
Apeldoorn, Netherlands
Cork, Ireland
Debrecen, Hungary
Edinburgh, Scotland
Limerick, Ireland
Penang, Malaysia
Singapore

Healthcare products

Banta Healthcare Group
Neenah, WI
Rialto, CA
Hong Kong

Shareholder information


BANTA

Online information

For more information on Banta Corporation, including copies of its latest news releases, visit the corporation's Internet site at www.banta.com.

Legal counsel

Foley & Lardner, Milwaukee, WI

Auditors

Ernst & Young LLP, Milwaukee, WI

Annual meeting

The Annual Meeting of Shareholders is scheduled to begin at 2 p.m., Central time, on Tuesday, April 27, 2004, at the Fox Cities Performing Arts Center, Kimberly-Clark Theater, 400 West College Ave., Appleton, WI.

Form 10-K

Copies of the Form 10-K filed with the Securities and Exchange Commission can be obtained by writing Ronald D. Kneezel, Vice President, General Counsel and Secretary, Banta Corporation, P.O. Box 8003, Menasha, WI 54952-8003.

Dividend reinvestment and stock purchase plan

A common stock Dividend Reinvestment and Stock Purchase Plan is available to employees and shareholders of record. Dividends and optional cash investments are used to buy shares of the Corporation's common stock at market value in accordance with the Plan. For information, please contact:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Shareholder Services: 1-800-937-5449
Dividend Reinvestment: 1-800-278-4353

2003 Annual Report Production

Electronic prepress, printing and binding by Banta Direct Marketing – Minneapolis, with digital photography services provided by Banta PreMedia Services – Minneapolis.

FEATURED ON FRONT COVER

Row 1 (left to right)
Erik Kok
Book Group
Harrisonburg, VA

Maureen Murphy
Global Turnkey Group
Cork, Ireland

Rich Winter
Corporate
Menasha, WI

Camie Dennis
Book Group
Spanish Fork, UT

Emmanuel Eze
Global Turnkey Group
Cork, Ireland

Angela Bell
Book Group
Menasha, WI

Row 2
Amritpal Singh Notta
Global Turnkey Group
Edinburgh, Scotland

Lee Stauffer
Publications Group
Liberty, MO

Lynn Sokol
Direct Marketing Group
Chicago, IL

Paul Borowski
Book Group
Minneapolis, MN

Laura Helfers
Direct Marketing Group
Chicago, IL

Vince Portelli
Healthcare Group
Neenah, WI

Suzy Hibbs
Global Turnkey Group
Houston, TX

Row 3
Jim Rusnacko
Catalog Group
Minneapolis, MN

Bonnie McKebben
Publications Group
Greenfield, OH

Tuyen Ly
Direct Marketing Group
Danbury, CT

Henry White
Book Group
Menasha, WI

Stuart McNeil
Publications Group
Greenfield, OH

Bethany Wood
Book Group
Minneapolis, MN

John Lovison
Corporate
Menasha, WI

Row 4
Kelley Gmeiner
Healthcare Group
Neenah, WI

Martin Boyle
Global Turnkey Group
Edinburgh, Scotland

Kelly Fallin
Global Turnkey Group
Plover, WI

Shannon Keeney
Direct Marketing Group
Chanhassen, MN

Cindy Wojtkiewicz
Publications Group
Long Prairie, MN

Steve Figi
Book Group
Menasha, WI

Anthony Key
Global Turnkey Group
Houston, TX

Row 5
Martin Munoz
Healthcare Group
Rialto, CA

Cheryl Billington
Book Group
Menasha, WI

Tom Konkol
Book Group
Menasha, WI

Soukvilay Sayavongsa
Book Group
Milwaukee, WI

Heidi Olson
Book Group
Atlanta, GA

Roger Robinson
Global Turnkey Group
Plover, WI

Row 6
Valerie Gaulin
Direct Marketing Group
Danbury, CT

Troy Guyer
Catalog Group
Minneapolis, MN

Robyn Neman
Book Group
Harrisonburg, VA

Corey Mullard
Book Group
Menasha, WI

Corrie Duncan
Direct Marketing Group
Danbury, CT

Andriy Lishchynskyy
Global Turnkey Group
Cork, Ireland

Joan Enright
Global Turnkey Group
Plover, WI

Row 7
Tim Spande
PreMedia Services
Minneapolis, MN

Vila Yang
Healthcare Group
Neenah, WI

Ron Cummings
Publications Group
New York City, NY

Annette Grehn
Global Turnkey Group
Cork, Ireland

Mike Crandall
Book Group
Spanish Fork, UT

Tammy Ott
PreMedia Services
Minneapolis, MN

Jay Abraham
Publications Group
Long Prairie, MN

Row 8
Cathy Graf
Catalog Group
Minneapolis, MN

Al Dickens
Catalog Group
Minneapolis, MN

Elesha Murphy
Global Turnkey Group
Limerick, Ireland

Steve Bates
Direct Marketing Group
Chanhassen, MN

Teressa Wilkerson
Publications Group
Liberty, MO

Vincent Crea
Direct Marketing Group
Danbury, CT

Tan Lee Siah
Global Turnkey Group
Singapore

Row 9
Jerry Schorr
Direct Marketing Group
Chanhassen, MN

Mary Siebers
Catalog Group
Minneapolis, MN

Son Dao
Catalog Group
Minneapolis, MN

David Thompson
Book Group
Minneapolis, MN

Rehat Bin Baginda Ali
Global Turnkey Group
Singapore

Dana Roberts
Catalog Group
Minneapolis, MN

Dennis Dickson
Catalog Group
Minneapolis, MN

BANTA CORPORATION

225 Main Street
Box 8003
Menasha, WI 54952-8003